NEXTNAV INC.

1775 Tysons Blvd., 5th Floor

McLean, Virginia 22102

November 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Bradley Ecker

Re:	NextNav Inc. Registration Statement on Form S-3 Filed November 22, 2024 File No. 333-283412 Request for Acceleration of Effective Date

To Whom it May Concern:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NextNav Inc. hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on November 26, 2024, or as soon thereafter as possible.

The Company requests that it be notified of such effectiveness by a telephone call to Randy Segal of Hogan Lovells US LLP at (703) 403-7477.

NEXTNAV INC.

By:	/s/ Christian D. Gates
Name: Christian D. Gates Title: Chief Financial Officer